Delisting Determination,The Nasdaq Stock Market, LLC,
December 7, 2012, Australia Acquisition Corp. The Nasdaq Stock Market, Inc. (the Exchange) has determined to remove from listing the ordinary shares of Australia Acquisition Corp. (the Company), effective at the opening of the trading session on December 17, 2012. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5550(a)(3) and 5555(a)(2). The Company was notified of the Staffs determination on August 17, 2012. The Company appealed the determination to a Hearing Panel.
Upon review of the information provided by the Company, the Panel issued a decision dated October 12, 2012, denying the Company continued listing and notifying the Company that trading in the Companys securities would be suspended on August 16, 2012.
The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing Review Council. The
Listing Council did not call the matter for review.
The Panels Determination to delist the Company became final on November 26, 2012.